QLT Inc.

887 Great Northern Way, Suite 250

Vancouver, British Columbia

Canada V5T 4T5

October 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Matthew Jones

Re:	QLT Inc.
Registration Statement on Form S-4
Filed August 4, 2014
File No. 333-197827

Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), QLT Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-4, File No. 333-197827, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on August 4, 2014.

The Registration Statement was filed to register the offering of shares of the Registrant’s common stock to be issued in connection with the business combination contemplated by that certain Agreement and Plan of Merger, dated as of June 25, 2014 among the Registrant, Auxilium Pharmaceuticals, Inc. (“Auxilium”), QLT Holding Corp., and QLT Acquisition Corp. (the “Merger Agreement”). As disclosed in the Form 8-K filed by the Registrant on October 9, 2014, the Registrant received notice on October 8, 2014 that Auxilium terminated the Merger Agreement in accordance with its terms. Accordingly, the Registrant will not proceed with the proposed offering of its common stock in connection with the business combination contemplated by the Merger Agreement. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) promulgated under the Securities Act. The Registration Statement has not been declared effective and the Registrant confirms that it has not distributed, issued or sold any securities pursuant to the Registration Statement or the prospectus contained therein.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for any future use.

The Registrant understands, under Rule 477(b), that this request for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Registrant receives notice from the Commission that this request will not be granted.

If you have any questions or require additional information, please do not hesitate to contact our legal counsel, James E. Dawson of Nutter McClennen & Fish LLP at (617) 439-2623.

Sincerely,

QLT INC.

By:	/s/ Sukhi Jagpal
Name:	Sukhi Jagpal
Title:	Chief Financial Officer

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